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NEWS RELEASE
LACLEDE GAS
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                                         720 OLIVE STREET, ST. LOUIS, MO 63101

                                              CONTACT: Richard N. Hargraves
                                                       (314) 342-0652


FOR IMMEDIATE RELEASE


LACLEDE GAS GOES TO COURT TO CHALLENGE MOPSC'S DECISION TO END LACLEDE'S HIGHLY SUCCESSFUL GSIP

         ST. LOUIS, MO, February 20, 2002 -- After nearly a five-month delay, the Missouri Public Service Commission yesterday voted to deny Laclede Gas a rehearing of the Commission's September 20, 2001, decision to allow Laclede's highly successful Gas Supply Incentive Program (GSIP) to expire.
         In response, Laclede Gas today filed suit in Cole County Circuit Court seeking judicial review of the Commission's action.
         Yesterday's decision to deny rehearing came on a 3-1 vote of the five-member Commission. However, Commissioner Connie Murray, who previously supported continuation of Laclede's program, wrote that she participated in the majority's decision because such a ruling "is a necessary prerequisite for Laclede's exercise of its right to appeal" and because further delay would be "inexcusable."
         The Commission's September decision to allow Laclede's GSIP to expire was an abrupt reversal of previous Commission actions in which Laclede's GSIP had been approved on three separate occasions, twice unanimously and, on a third occasion, by a

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4-1 vote. Further, the Commission's own task force on gas pricing mechanisms has endorsed the use of incentive-based programs in the gas cost area.
         During the five years it was in operation, Laclede's GSIP generated more than $164 million. These savings came from new, innovative gas supply arrangements developed by Laclede, many of which involved the company assuming increased risk. The incentive structure rewarded Laclede for its cost-savings effectiveness by permitting it to retain for its shareholders a portion of the total gas cost savings it achieved. However, the lion's share of the benefits -- $129 million, or 78% -- went to reduce customer costs.
         "The benefits generated by this program overwhelmingly come from out-of-state natural gas producers and marketers, which is precisely why it is the kind of program that should be supported by any state commission," said Douglas H. Yaeger, Laclede's Chairman, President and Chief Executive Officer.
         "Laclede is seeking judicial review of the Public Service Commission's action because the company has an obligation to its customers and shareholders to pursue all available options to retain this incentive-based method of holding down gas costs within the current competitive national supply system," Yaeger said.
         Incentive regulation provisions such as Laclede's GSIP have, in the past, enabled Missouri utilities to operate in the changing national energy marketplace without deregulating the traditional utility service provided to Missouri customers. "So far, no one has shown how further deregulating natural gas supply benefits our customers -- particularly our residential customers. Some states that have done it wish they could undo it," Yaeger said. "Incentive-based programs such as ours provide the best of both worlds,


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allowing utilities to be innovative and save customers money while maintaining state regulatory control. Eliminating such a program is not beneficial to anyone."
         Laclede Gas is a subsidiary of The Laclede Group (NYSE: LG), providing natural gas service to more than 630,000 residential, commercial and industrial customers in the St. Louis area and southeastern Missouri.

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